UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
InvVax, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     January 2, 2013

Physical address of issuer
370 Amapola Ave Suite 100, Torrance, CA 90501

Website of issuer
www.inv-vax.com

Current number of employees
2

Filer EDGAR CIK
0001973591

Filer EDGAR CCC
$2ljYm#I

Filer EDGAR Password
L4@tnilste7j

Filer EDGAR PMAC
zszt2ey*

Submission Contact Person Information

Name
Arthur Young

Phone Number
(617) 999-0552

Email Address
apyoung@inv-vax.com

Notification Email Address
apyoung@inv-vax.com

Signatories

Name
Arthur Young

Signature

Title
CEO

Email
apyoung@inv-vax.com

Date
April 22, 2025